VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Tikcro Technologies Ltd.
Form 20-F for the fiscal year ended December 31, 2010
Filed June 30, 2011
File No.0-30820

Dear Mr. Spirgel:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 25, 2011, regarding the Annual Report on Form 20-F of Tikcro Technologies Ltd. (the “Company” or “we”), for the year ended December 31, 2010, which was filed with the Commission on June 30, 2011 (the “Form 20-F”).

For reference purposes, the Staff’s comment has been reproduced herein, followed by the Company’s response.

Item 18. Financial Statements

Note 5-Long-Term Investment, page F-12

1.
We note your investment in BioCancell is material to your financial position and results of operations for all years presented.  Notwithstanding that you adopted the fair value option to account for your investment in BioCancell, it appears to us that you should provide financial information of BioCancell in accordance with ASC 323-10-50-3c. Please advise or advise.

Response

The Company respectfully advises the Staff that it concluded that the Company does not have a “significant influence” over BioCanell ("BC") for purposes of ASC 323-10-50-3c and therefore is not required to include financial information of BC in the Form 20-F.  This conclusion is based on the following facts:

1)	As of December 31, 2010, the Company’s voting interest in BioCancell represented approximately 3.5% (17.2% on a fully diluted basis).

2)	Pursuant to the Company’s investment agreement with BC, the Company is entitled to designate only one member to BC’s board of directors (out of 6 members as of December 31, 2010).

3)
Pursuant to a voting agreement between the Company and two other shareholders of BC, who hold in the aggregate with the Company 26.1% of BioCancell’s outstanding capital stock and 35.4% on a fully diluted basis, each party to such agreement undertook to vote in favor of one nominee to the board of directors of BC designated by each other party. In other words, each of the three shareholders may designate one nominee to the board of directors of BC and the other two shareholders must vote in favor of such nominees. The agreement contains no undertakings with respect to voting with respect to any other director nominees or any other matters.

4)
In addition, pursuant to the investment agreement, the board of directors of BC established an executive committee comprised of four directors (the "executive committee"), one of whom is the director designated by the Company. The approval of the executive committee is required for any material transaction of BC, adoption of BC’s budget, decisions relating to investment policy and adoption of a working plan. However, the executive committee does not have the authority to override decisions made by the board of directors, which has the power to determine the operating and financial policies of BC. In addition, the board of directors may vote on matters which were not discussed or recommended by the executive committee. All decisions made by the executive committee are subject to approval of the board of directors.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-544-701-212 or email to aviv.boim@gmail.com.

Sincerely yours,

/s/           Aviv Boim
Chief Executive Officer